AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

06015649

12 July 2006

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 11 July 2006, Re: Public Shareholding Spread as at 30 June 2006 for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 8/1

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 11/07/2006 05:34:30 PM
Submitted by AMSTEEL on 11/07/2006 05:39:10 PM
Reference No AA-060711-48F99

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

PUBLIC SHAREHOLDING SPREAD AS AT 30 JUNE 2006

* **Contents :-**

The Company wishes to announce that the public shareholding spread of the Company as at 30 June 2006 is as set out in Table 1 below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

1 .	% of public shareholdings	52.71
2.	Number of public shareholders holding not less than 100 shares	34,070

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

11 JUL 2006